Exhibit 3.2

EXHIBIT A

CERTIFICATE OF DESIGNATION

OF THE RIGHTS AND PREFERENCES OF THE

SERIES AA-1 CONVERTIBLE PREFERRED STOCK

AND THE

SERIES AA-2 CONVERTIBLE PREFERRED STOCK

OF

ODYSSEY MARINE EXPLORATION, INC.1

The undersigned, the Chief Executive Officer of Odyssey, Inc., a Nevada corporation (the “Corporation”), in accordance with the provisions of Chapter 78 of the Nevada Revised Statutes, does hereby certify that, pursuant to the authority conferred upon the Board of Directors by the Amended and Restated Articles of Incorporation of the Corporation (as may be amended from time to time, the “Articles”), the following resolution creating two series of Preferred Stock, designated as Series AA-1 Convertible Preferred Stock and Series AA-2 Convertible Preferred Stock, was duly adopted on             , 2015, as follows:

Section 1.	Designation and Number.

(a) Series AA-1 Preferred Stock. One series of Preferred Stock shall be designated as Series AA-1 Convertible Preferred Stock, par value $0.0001 per share (the “Series AA-1 Preferred Stock”). The number of shares initially constituting the Series AA-1 Preferred Stock shall be 16,854,007, which number may be decreased (but not increased) by the Board of Directors of the Corporation (the “Board of Directors”) without a vote of stockholders; provided, however, that such number may not be decreased below the sum of the number of then outstanding shares of Series AA-1 Preferred Stock plus the number of shares of Series AA-1 Preferred Stock issuable under the terms of the Purchase Agreement.

(b) Series AA-2 Preferred Stock. One series of Preferred Stock shall be designated as Series AA-2 Convertible Preferred Stock, par value $0.0001 per share (the “Series AA-2 Preferred Stock”). The number of shares initially constituting the Series AA-2 Preferred Stock shall be 14,446,290, which number may be decreased (but not increased) by the Board without a vote of stockholders; provided, however, that such number may not be decreased below the sum of the number of then outstanding shares of Series AA-2 Preferred Stock plus the number of shares of Series AA-2 Preferred Stock issuable under the terms of the Purchase Agreement.

[1]	Note to Draft: Certificate of Designation to be filed after filing the Amendment to the Articles of Incorporation giving effect to the Preliminary Transaction.

Section 2.	Relative Rights and Ranking.

(a) Each share of each Series of Class AA Preferred Stock shall be identical and treated equally in all respects with each other share of each Series, except that each Series shall have a different Liquidation Preference and each Share may have a different date of issue.

(b) Each share of Class AA Preferred Stock shall rank pari passu with all other shares of Class AA Preferred Stock and senior to all other classes and series of Junior Stock (as defined below) of the Corporation now or hereafter authorized including, without limitation, the Common Stock.

Section 3.	Dividends and Distributions.

(a) In the event that the Corporation shall declare a dividend or make any other distribution (including, without limitation, in cash, in capital stock (which shall include, without limitation, any options, warrants or other rights to acquire capital stock) of the Corporation, whether or not pursuant to a stockholder rights plan, “poison pill” or similar arrangement, or other property or assets) to holders of Common Stock, then the Board of Directors shall declare, and the holder of each share of Class AA Preferred Stock shall be entitled to receive, a dividend or distribution in an amount equal to the amount of such dividend or distribution received by a holder of the number of shares of Common Stock for which such share of Class AA Preferred Stock is convertible on the record date for such dividend or distribution. Any such amount shall be paid to the holders of shares of Class AA Preferred Stock at the same time such dividend or distribution is made to holders of Common Stock.

(b) The holders of shares of Class AA Preferred Stock shall not be entitled to receive any dividends or other distributions except as provided herein.

Section 4.	Voting Rights.

(a) General Voting Rights. In addition to any voting rights provided by law, so long as any shares of Class AA Preferred Stock are outstanding, each share of Class AA Preferred Stock shall entitle the holder thereof to (i) receive notice of all special and annual meetings of stockholders in accordance with the Certificate of Incorporation and By-laws of the Corporation as if they are holders of Common Stock, and (ii) vote, in person or by proxy, at a special or annual meeting of stockholders, on all matters voted on by holders of Common Stock voting together as a single class with other shares entitled to vote thereon. With respect to any such vote, each share of Class AA Preferred Stock shall entitle the holder thereof to cast that number of votes per share as is equal to the number of votes that such holder would be entitled to cast had such holder converted such holder’s shares of Class AA Preferred Stock into Common Stock on the record date for determining the stockholders of the Corporation eligible to vote on any such matters.

(b) Series Voting Rights. So long as any shares of any Series are outstanding, the Corporation may not amend, modify or waive (by merger, consolidation or otherwise) the provisions of the Articles, the Corporation’s bylaws or this Certificate of Designation in a way that would adversely affect the rights, preferences or privileges of that Series relative to any other Series without the prior vote or written consent of holders representing at least a majority of the then outstanding shares of such Series, voting together as a separate class.

(c) Class Voting Rights. So long as a majority of the shares of the Class AA Preferred Stock issued by the Corporation are outstanding, the Corporation shall not take, and shall cause its Subsidiaries not to take or consummate, any of the actions or transactions described in this Section 4(c) without the prior written consent of a majority of the outstanding shares of the Class AA Preferred Stock (any such action or transactions without such prior written consent being null and void ab initio and of no force or effect):

(i) amend, alter, modify or repeal the Articles, this Certificate of Designation or the by-laws of the Corporation, or amend the organization documents of any Material Subsidiary;

(ii) create, or authorize the creation of, any additional class or series of capital stock of the Corporation (or any security convertible into or exercisable for any class or series of capital stock of the Corporation) or issue or sell, or obligate itself to issue or sell, any securities of the Corporation or any Material Subsidiary (or any security convertible into or exercisable for any class or series of capital stock of the Corporation or any Material Subsidiary), including any class or series of capital stock of the Corporation that ranks superior to or in parity with the Class AA Preferred Stock in rights, preferences or privileges (including with respect to dividends, liquidation, redemption or voting other than pursuant to the Purchase Agreement;

(iii) issue any shares of Class AA Preferred Stock other than pursuant to the Purchase Agreement;

(iv) approve or consummate any Change of Control, merger, or other business combination, or liquidation, winding up, or bankruptcy involving the Corporation (or any of its Material Subsidiaries), or sell all or substantially all of the Corporation’s consolidated assets or all or substantially all of the equity in, or assets of, any Material Subsidiaries;

(v) Transfer any equity in Oceanica or any equity in any Subsidiary that directly or indirectly owns any equity in Oceanica, other than pursuant to agreements listed in the Schedules to the Purchase Agreement, or amend or consent to the amendment of the articles of incorporation or member agreement of Oceanica;

(vi) incur any Debt, or guarantee the Debt, liabilities or obligations of any other Person, in an amount in the aggregate greater than $10,000,000, other than: (A) letters of credit, performance bonds or other similar credit support incurred in the ordinary course of business, or (B) indebtedness that is only recourse to specific assets of the Corporation or any of its Material Subsidiaries which assets do not include any equity in Oceanica or any equity in any Subsidiary that directly or indirectly owns any equity in Oceanica;

(vii) make any single or series of related acquisitions or dispositions during any twelve month period that, individually or in the aggregate, exceed $10,000,000;

(viii) redeem, purchase, acquire, retire or repurchase any equity or rights to acquire equity in the Corporation or any of its Securities, other than (A) the acquisition of options or Common Stock upon the net exercise of any options for Common Stock; or (B) the purchase equity from former employees upon the termination of their employment.

(ix) issue any equity or rights to acquire equity as compensation to employees since January 1, 2015 in excess of [                ]2 shares of Common Stock.

(x) engage in any transaction with any affiliates of the Corporation (including affiliates of family members of such affiliates), either (a) in an amount greater than $50,000, other than compensation approved by the Board, or (b) other than on an arms’-length basis.

(xi) approve, enter into, modify, amend or terminate any employment agreement with, or consummate any employment agreement involving, the chief executive officer, chief operating officer, or chief financial officer of the Corporation, whether or not the person in question holds such title.

(xii) agree or commit to do any of the foregoing.

Section 5.	Certain Restrictions.

(a) Whenever dividends that have accrued but not yet been paid on shares of Class AA Preferred Stock as provided in Section 2, at such time and thereafter until all unpaid dividends that have otherwise accrued but not yet been paid, whether or not declared, on the outstanding shares of Class AA Preferred Stock shall have been paid in full or declared and set apart for payment or

[2]	Note to draft: insert number of equity equivalents granted on 1-2-15 adjusted for the 1:6 reverse stock split that is part of the Preliminary Transactions.

whenever the Corporation shall not have converted shares of Class AA Preferred Stock at a time required by Section 8, at such time and thereafter until all conversion and obligations provided in Section 8 that have come due shall have been satisfied or all necessary funds have been set apart for payment, the Corporation shall not: (A) declare or pay dividends, or make any other distributions, on any shares of Junior Stock or (B) declare or pay dividends, or make any other distributions, on any shares of Parity Stock, except dividends or distributions paid ratably on the Class AA Preferred Stock and all Parity Stock on which dividends are payable or in arrears, in proportion to the total amounts to which the holders of all shares of the Class AA Preferred Stock and such Parity Stock are then entitled.

(b) Whenever dividends that have accrued but not yet been paid on shares of Class AA Preferred Stock as provided in Section 2, at such time and thereafter until all unpaid dividends that have otherwise accrued but not yet been paid, whether or not declared, on the outstanding shares of Class AA Preferred Stock shall have been paid in full or declared and set apart for payment, or whenever the Corporation shall not have converted shares of Class AA Preferred Stock at a time required by Section 8, at such time and thereafter until all conversion and obligations provided in Section 8 that have come due shall have been satisfied or all necessary funds have been set apart for payment, the Corporation shall not redeem, purchase or otherwise acquire for consideration any shares of Junior Stock or Parity Stock; provided, however, that the Corporation may accept shares of any Parity Stock or Junior Stock for conversion into Junior Stock.

(c) The Corporation shall not permit any Subsidiary of the Corporation, or cause any other Person, to purchase or otherwise acquire for consideration any shares of capital stock of the Corporation unless the Corporation could, pursuant to Section 5(b), purchase such shares at such time and in such manner.

Section 6.	Reacquired Shares.

Any shares of Class AA Preferred Stock converted, exchanged, purchased, redeemed or otherwise acquired by the Corporation in any manner whatsoever shall be retired and canceled promptly after the acquisition thereof. All such shares of Class AA Preferred Stock shall upon their cancellation become authorized but unissued shares of preferred stock, par value $0.0001 per share, of the Corporation and, upon the filing of an appropriate Certificate of Designation with the Secretary of State of the State of Delaware, may be reissued as part of another series of preferred stock, par value $0.0001 per share, of the Corporation subject to the conditions or restrictions on issuance set forth therein, but in any event may not be reissued as shares of Class AA Preferred Stock or other Parity Stock.

Section 7.	Liquidation, Dissolution or Winding Up.

(a) The Liquidation Preference on each share of Class AA Preferred Stock shall be its Stated Value plus accretion thereon at the rate of 8% per annum compounded on each December 31 from the date of issue of such share until the date such share is converted as provided in Section 8 (the “Liquidation Preference”). For any accretion period which is less than a full year, the Liquidation Preference shall accrete in an amount to be computed on the basis of a 360-day year of twelve 30-day months and the actual number of days elapsed.

(b) In the event of a Liquidation, the holders of shares of Class AA Preferred Stock then outstanding shall be entitled to be paid, out of the assets of the Corporation available for distribution to its stockholders, an amount in cash equal to the greater of (i) the Liquidation Preference for such shares prior to such time at which payment shall be made or any assets distributed to the holders of any Junior Stock and (ii) the amount such holder would be entitled to receive had such holder converted such shares of Class AA Preferred into Common Stock pursuant to Section 8(a) immediately prior to such time at which payment shall be made or any assets distributed to the holders of any of the Preferred Stock. Except as provided in the preceding sentence, holders of shares of Class AA Preferred Stock shall not be entitled to any distribution in the event of any Liquidation of the Corporation. If the assets of the Corporation are not sufficient to pay in full the liquidation payments payable to the holders of outstanding shares of Class AA Preferred Stock, then the holders of all such shares shall share equally and ratably in such distribution of assets in proportion to the full Liquidation Preference at such time.

(c) For the purposes of this Section 7, any sale, conveyance, exchange or transfer (for cash, shares of stock, securities or other consideration) of (i) 100% of the outstanding equity securities of the Corporation, (ii) all or substantially all of the property assets of the Corporation or (iii) the consolidation, amalgamation or merger of the Corporation with one or more entity shall be deemed to be a Liquidation.

(d) Nothing herein contained shall in any way or under any circumstances be construed or deemed to require the Board to declare, or the Corporation to pay or set apart for payment, any amounts for the payment of the Liquidation Preference on Class AA Preferred Stock at any time.

Section 8.	Optional Conversion.

(a) Any holder of Class AA Preferred Stock shall have the right, at its option, at any time and from time to time, to convert, subject to the terms and provisions of this Section 8, any or all of such holder’s shares of Class AA Preferred Stock into one fully paid and non-assessable shares of Common Stock for each share of Class AA Preferred Stock so converted.

(b) Holders of shares of Class AA Preferred Stock to whom shares of Common Stock shall be issued pursuant to Section 8(a) shall be paid cash in lieu of any fractional shares of Common Stock subject to issuance thereunder.

(c) Immediately upon conversion as provided herein, each holder of shares of Class AA Preferred Stock shall be deemed to be the holder of record of the Common Stock issuable upon conversion of such holder’s shares of Class AA Preferred Stock, notwithstanding that the share register of the Corporation shall then be closed or that certificates representing the Common Stock shall not then actually be delivered to such Person. Upon written notice from the Corporation, each holder of shares of Class AA Preferred Stock so converted shall promptly surrender to the Corporation at its principal place of business to be maintained by it (or at such other office or agency of the Corporation as the Corporation may designate by such notice to the holders of shares of Class AA Preferred Stock) certificates representing the shares so converted.

(d) As promptly as practicable after the surrender, as herein provided, of any shares of Class AA Preferred Stock for conversion pursuant to Section 8(a), the Corporation shall deliver to, or upon the written order of, the holder of such shares so surrendered a certificate or certificates representing the number of fully paid and non-assessable shares of Common Stock into which such shares of Class AA Preferred Stock may be or have been converted in accordance with the provisions of this Section 8. Subject to the following provisions of this Section 8(d), such conversion shall be deemed to have been made immediately prior to the close of business on the date that such shares of Class AA Preferred Stock shall have been surrendered in satisfactory form for conversion, and the Person or Persons entitled to receive the Common Stock deliverable upon conversion of such shares of Class AA Preferred Stock shall be treated for all purposes as having become the record holder or holders of such Common Stock at such time.

(e) If the Corporation at any time or from time to time after the date of this Certificate: (i) pays a dividend or make a distribution on Common Stock, in each case, consisting of shares of Common Stock, (ii) subdivides its outstanding shares of Common Stock into a larger number of shares of Common Stock (including by means of a stock split), (iii) combines its outstanding shares of Common Stock into a smaller number of shares of Common Stock or (iv) issues, in a reclassification of the Common Stock, other securities of the Corporation (including any such reclassification in connection with a consolidation or merger of the Corporation in which the Corporation is the surviving entity), the conversion rights set forth in Section 8(a) shall be adjusted so that each holder of Class AA Preferred Stock shall be entitled upon conversion to receive the kind and number of shares of Common Stock or other securities of the Corporation which such holder would have owned or have been entitled to receive after the happening of any of the events described above, had conversion occurred immediately prior to the happening of such event or any record date with respect thereto. An adjustment made pursuant to this Section 8(e) shall become effective on the effective date of such event retroactive to the record date, if any, for such event.

(f) The Corporation shall at all times reserve and keep available for issuance upon the conversion of the Class AA Preferred Stock pursuant to Section 8(a) such number of its authorized but unissued shares of Common Stock as will from time to time be sufficient to permit the conversion of all outstanding shares of Class AA Preferred Stock, and shall take all action required to increase the authorized number of shares of Common Stock if at any time there shall be insufficient authorized but unissued shares of Common Stock to permit such reservation or to permit the conversion of all outstanding shares of Class AA Preferred Stock.

(g) The Corporation shall not, by amendment of its certificate of incorporation or through any consolidation, merger, reorganization, transfer of assets, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms herein, but will at all times in good faith assist in the carrying out of all such terms and in the taking of all such action as may be necessary or appropriate in order to protect the rights of the holders of shares of Class AA Preferred Stock against dilution or other impairment.

(h) The issuance or delivery of certificates for Common Stock upon the conversion of shares of Class AA Preferred Stock pursuant to Section 8(a) shall be made without charge to the converting holder of shares of Class AA Preferred Stock for such certificates or for any tax in respect of the issuance or delivery of such certificates or the securities represented thereby, and such certificates shall be issued or delivered in the respective names of, or (subject to compliance with the applicable provisions of federal and state securities laws) in such names as may be directed by, the holders of the shares of Class AA Preferred Stock converted; provided, however, that the Corporation shall not be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of any such certificate in a name other than that of the holder of the shares of Class AA Preferred Stock converted, and the Corporation shall not be required to issue or deliver such certificate unless or until the Person or Persons requesting the issuance or delivery thereof shall have paid to the Corporation the amount of such tax or shall have established to the reasonable satisfaction of the Corporation that such tax has been paid.

Section 9.	Certain Remedies.

Any registered holder of Class AA Preferred Stock shall be entitled to an injunction or injunctions to prevent breaches of the provisions of this Certificate of Designation and to enforce specifically the terms and provisions of this Certificate of Designation in any court of the United States or any state thereof having jurisdiction, this being in addition to any other remedy to which such holder may be entitled at law or in equity.

Section 10.	Definitions.

For the purposes of this Certificate of Designation, the following terms shall have the meanings indicated:

(a) “Affiliate” means, with respect to any Person, any other Person, directly or indirectly, through one or more intermediaries, controlling, controlled by, or under common control with, such Person.

(b) “Articles of Incorporation” means the Amended and Restated Articles of Incorporation of the Corporation, dated as of [—].

(c) “Business Day” means any day other than (a) a Saturday or a Sunday or (b) a day on which banks in New York, New York are authorized or obligated by Law or executive order to close; provided, however, that Lincoln’s Birthday (February 12) and election day shall not be excluded from the definition of Business Day by virtue of this clause (b).

(d) “Change of Control” shall mean the issuance of equity securities or any other transaction by which any person or “group” (within the meaning of Section 13 of the U.S. Securities Exchange Act of 1934, as amended) acquires greater voting rights in the Corporation than the rights of the outstanding Class AA Preferred Stock or acquires the right to designate or nominate a greater number of directors than the outstanding Class AA Preferred Stock has the right to elect.

(e) “Class AA Preferred Stock” means the Series AA-1 Preferred Stock and the Series AA-2 Convertible Preferred Stock.

(f) “Common Stock” shall mean the Common Stock of the Corporation, par value $0.0001 per share.

(g) “Debt” shall mean as to any person, without duplication (i) all indebtedness of such person for borrowed money or for the deferred purchase price of property or services as of such date (other than operating leases, trade liabilities and other liabilities incurred in the ordinary course of business and payable in accordance with customary practices) or which is evidenced by a note, bond, debenture or similar instrument, (ii) the principal component of all obligations of such person under capitalized leases, (iii) all obligations of such person in respect of letters of credit, acceptances or similar obligations issued or created for the account of such person, (iv) all liabilities secured by any lien on any property owned by such person even though such person has not assumed or otherwise become liable for the payment thereof, (v) all guarantee obligations of such person, (vi) all obligation of such person under conditional sale or other title retention agreements relating to property or assets purchased by such person and (vii) interest rate swap transaction, basis swap transaction, forward rate swap transaction, commodity swap transaction, equity transaction, equity index transaction, foreign exchange transaction, cap transaction, floor transaction (including any option with respect to any of these transactions and any combination of any of the foregoing) entered into by such person.

(h) “Junior Stock” shall mean any capital stock of the Corporation ranking junior (either as to dividends or upon liquidation, dissolution or winding up) to the Series AA-1 Preferred Stock including, without limitation, the Series D Preferred Stock and the Common Stock.

(i) “Liquidation” shall mean the voluntary or involuntary liquidation under applicable bankruptcy or reorganization legislation, or the dissolution or winding up of the Corporation.

(j) “Material Subsidiary” shall mean, any Subsidiary that directly or through its Subsidiaries owns either (a) any equity in Oceanica, or (b) greater than 10% by fair market value determined in good faith by the Board or book value of the consolidated assets of the Corporation.

(k) “Oceanica” means Oceanica Resources S. de R.L., a Panamanian limitada.

(l) “Person” shall mean any individual, firm, corporation, partnership, trust, incorporated or unincorporated association, joint venture, joint stock company, government (or an agency or political subdivision thereof) or other entity of any kind, and shall include any successor (by merger) of such entity.

(m) “Preferred Stock” shall mean shall mean any capital stock of the Corporation ranking senior (either as to dividends or upon liquidation, dissolution or winding up) to the Common Stock including, without limitation, the Class AA Preferred Stock and Series D Preferred Stock.

(n) “Purchase Agreement” means [—].

(o) “Series” shall mean the Series AA-1 Preferred Stock or the Series AA-2 Convertible Preferred Stock.

(p) “Stated Value” shall mean for the Series AA-1 Preferred Stock $6.00 per share and for the Series AA-2 Convertible Preferred Stock $3.00 per share.

(q) “Stockholder Agreement” shall mean the Stockholder Agreement, dated [—], 2015, by and among the Corporation and the holders party thereto, as the same may be amended or modified from time to time in accordance with its terms.

(r) “Subsidiary” shall mean, with respect to any person, a corporation or other entity of which 50% or more of the voting power of the voting equity securities or equity interest in owned, directly or indirectly, by such persons.

(s) “Transfer” shall mean any direct or indirect sale, assignment, hypothecation, gift, inter vivos transfer, pledge, hedge, mortgage or other encumbrance, or any other disposition whatsoever, whether voluntary or involuntary.